Exhibit 99.1

Thomson Reuters Announces Conditional Cash Tender Offer for

Approximately US$650 Million of Debt Securities

TORONTO, September 19, 2018 – Thomson Reuters (TSX / NYSE: TRI) today announced that it has commenced a cash tender offer (the “Tender Offer”) for up to an aggregate principal amount of approximately US$650 million of debt securities, conditional upon the closing of the company’s previously announced sale of a 55% interest in its Financial & Risk business to private equity funds managed by Blackstone for approximately US$17 billion (the “F&R Transaction”). An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. Thomson Reuters previously announced that it and Blackstone have agreed to close the F&R Transaction on October 1, 2018, subject to the satisfaction or waiver of customary closing conditions.

The Tender Offer is in addition to the conditional redemptions by Thomson Reuters of approximately US$1.7 billion of separate series of its debt securities previously announced on September 5, 2018, which are also conditional upon the completion of the F&R Transaction (the “Conditional Redemptions”). None of the series of debt securities that are the subject of the Conditional Redemptions are the subject of the Tender Offer and the Tender Offer is not conditioned upon the completion of the Conditional Redemptions. Thomson Reuters plans to use approximately US$4 billion of the proceeds from the F&R Transaction to fund the Tender Offer, the Conditional Redemptions and to repay other outstanding indebtedness.

The Tender Offer is for a combined aggregate principal amount of the notes listed in the table below (collectively, the “Notes”) of up to US$650 million, subject to certain acceptance priority levels, as described later in this news release.

Title of Security	CUSIP Number	Aggregate Principal Amount Outstanding	Acceptance Priority Level	Reference U.S. Treasury Security	Thomson Reuters Eikon Reference Page(1)	Fixed Spread (basis points)
4.50% Notes due May 2043	884903BM6	US$350,000,000	1	3.125% due 05/15/2048	912810SA7=	170
3.95% Notes due Sept. 2021	884903BK0	US$350,000,000	2	2.750% due 09/15/2021	9128285A4=	55
3.85% Notes due Sept. 2024	884903BT1	US$450,000,000	3	2.750% due 08/31/2023	9128284X5=	95
3.35% Notes due May 2026	884903BV6	US$500,000,000	4	2.875% due 08/15/2028	9128284N7=	130
4.30% Notes due Nov. 2023	884903BQ7	US$600,000,000	5	2.750% due 08/31/2023	9128284X5=	75

(1) The applicable page on Thomson Reuters Eikon from which the Lead Dealer Managers will quote the bid-side prices of the applicable Reference U.S. Treasury Security.

Timeline for the Tender Offer

The Tender Offer is being made pursuant to, and subject to the terms and conditions in, an Offer to Purchase, dated September 19, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which sets forth a description of the terms of the Tender Offer.

•	Commencement – September 19, 2018

Thomson Reuters Announces Conditional Cash Tender Offer for Approximately US$650 Million of Debt Securities

•	Early Tender Deadline – 5:00 p.m., New York City time, on October 2, 2018, unless extended with respect to one or more series of Notes

•

Withdrawal Deadline – 5:00 p.m., New York City time, on October 2, 2018, unless extended with respect to one or more series of Notes and except in certain limited circumstances where additional withdrawal rights are required by law

•	Price Determination Date – 11:00 a.m., New York City time, on October 3, 2018, unless extended with respect to one or more series of Notes

•	Initial Settlement Date – Promptly after the Early Tender Deadline. Expected to be October 5, 2018, but subject to change at the company’s election

•	Expiration Time – 11:59 p.m., New York City time, on October 17, 2018, unless extended with respect to one or more series of Notes

•	Final Settlement Date – Promptly after the Expiration Time. Expected to be October 19, 2018, but subject to change at the company’s election

Other Details of the Tender Offer

Holders of Notes must validly tender and not validly withdraw their Notes by the Early Tender Deadline to be eligible to receive the applicable Total Consideration (as defined below) for their tendered Notes, which includes an early tender payment of US$30 per US$1,000 principal amount of Notes accepted for purchase (the “Early Tender Premium”).

The “Total Consideration” for each US$1,000 principal amount of Notes of any series tendered and accepted for purchase pursuant to the Tender Offer will be determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread specified for such series over the yield based on the bid-side price of the applicable U.S. Treasury Security specified for such series in the table above and on the front cover of the Offer to Purchase. Holders of Notes that are validly tendered and not validly withdrawn on or before the Early Tender Deadline and accepted for purchase will receive the applicable Total Consideration for such Notes, which includes the Early Tender Premium. Holders of Notes that are validly tendered after the Early Tender Deadline and on or before the Expiration Time and accepted for purchase will receive the applicable Tender Consideration for such Notes, which equals the applicable Total Consideration for such Notes minus the Early Tender Premium. Holders whose Notes are accepted for purchase pursuant to the Tender Offer will also receive accrued and unpaid interest on their purchased Notes from, and including, the last interest payment date for such Notes to, but excluding, the applicable settlement date.

The Tender Offer is not conditioned upon any minimum amount of Notes being tendered, and the Tender Offer may be amended, extended or terminated in whole or with respect to any one or more series of Notes. The amounts of each series of Notes that are purchased on any settlement date will be determined in accordance with the Acceptance Priority Levels (the “Acceptance Priority Levels”), as applicable, set forth in the table above and on the front cover of the Offer to Purchase, with 1 being the highest Acceptance Priority Level and 5 being the lowest Acceptance Priority Level. We will only accept for purchase Notes up to a combined aggregate principal amount of US$650 million (the “Maximum Amount”).

Thomson Reuters reserves the right to increase the Maximum Amount without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights. If Holders tender more Notes in the Tender Offer than they expect to be accepted for purchase by Thomson Reuters based on the Maximum Amount as in effect on the date hereof (or as subsequently amended), and if Thomson Reuters subsequently increases the Maximum Amount on or after the Withdrawal Deadline, such Holders will not be able to withdraw any of their previously tendered Notes. Accordingly, Holders should not tender any Notes that they do not wish to be accepted for purchase.

Thomson Reuters Announces Conditional Cash Tender Offer for Approximately US$650 Million of Debt Securities

All Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline having a higher Acceptance Priority Level will be accepted before any tendered Notes having a lower Acceptance Priority Level are accepted in the Tender Offer, and all Notes validly tendered after the Early Tender Deadline having a higher Acceptance Priority Level will be accepted before any Notes tendered after the Early Tender Deadline having a lower Acceptance Priority Level are accepted in the Tender Offer, subject in all circumstances to the Maximum Amount. However, Notes validly tendered and not validly withdrawn on or before the Early Tender Deadline will be accepted for purchase in priority to Notes tendered after the Early Tender Deadline, even if the Notes tendered after the Early Tender Deadline have a higher Acceptance Priority Level than the Notes tendered prior to the Early Tender Deadline, subject to the Maximum Amount.

If purchasing all of the tendered Notes of a series of Notes of an applicable Acceptance Priority Level on any settlement date would cause the Maximum Amount to be exceeded, the amount of that series of Notes purchased on that settlement date will be prorated based on the aggregate principal amount of that series of Notes tendered in respect of that settlement date such that the Maximum Amount will not be exceeded. Furthermore, if the Tender Offer is fully subscribed as of the Early Tender Deadline and Thomson Reuters does not increase the Maximum Amount, Holders who validly tender Notes after the Early Tender Deadline will not have any of their Notes accepted for payment.

Subject to applicable law, the Tender Offer may be amended, extended or terminated with respect to one or more series of Notes. If the Tender Offer is terminated with respect to any series of Notes without Notes of such series being accepted for purchase, Notes of such series tendered pursuant to the Tender Offer will be promptly returned to the tendering holders. Notes tendered pursuant to the Tender Offer and not purchased due to the priority acceptance procedures or due to proration will be returned to the tendering holders promptly following the Expiration Time or, if the Tender Offer is fully subscribed as of the Early Tender Deadline, promptly following the Early Tender Deadline.

The completion of the Tender Offer is subject to the satisfaction or waiver of certain conditions set forth in the Offer to Purchase, including the condition requiring the closing of the F&R Transaction. There can be no assurances that the F&R Transaction will close or that any redemption will occur. There can be no assurance that the Tender Offer will be consummated or that any failure to consummate the Tender Offer will not have a negative effect on the market price and liquidity of the Notes.

Additional Information

This news release is for informational purposes only and does not constitute an offer to tender for, or purchase, any notes or any other securities of Thomson Reuters. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such offer, solicitation, or sale would be unlawful. The Tender Offer is being made solely pursuant to terms and conditions set forth in the Offer to Purchase.

Mizuho Capital Markets LLC and Morgan Stanley & Co. LLC are serving as the Lead Dealer Managers in connection with the Tender Offer. BMO Capital Markets Corp. and RBC Capital Markets, LLC are serving as the Co-Dealer Managers in connection with the Tender Offer. Questions regarding the Tender Offer may be directed to Mizuho Capital Markets LLC at 1-866-271-7403 (toll free in North America) or 1-212-205-7736 (collect) or to Morgan Stanley & Co. LLC at 1-800-624-1808 (toll free in North America) or 1-212-761-1057 (collect). Requests for the Offer to Purchase or the documents incorporated by reference therein may be directed to D.F. King & Co., Inc., which is acting as Information and Tender Agent for the Tender Offer, at the following telephone numbers: banks and brokers, 1-212-269-5550; all others toll free in North America at 1-800-330-5897 or at the following email address: tri@dfking.com.

None of Thomson Reuters, the Dealer Managers, the Information and Tender Agent or the trustees for the Notes makes any recommendation to any Holder of Notes whether to tender or refrain from tendering any or all of such Holder’s Notes, and neither Thomson Reuters nor any such other person has authorized any person to make any such recommendation or to make any representations in connection with the Tender Offer other than as set forth in the Offer to Purchase. Holders are urged to evaluate carefully all information in the Offer to Purchase, consult their own advisors and make their own decisions whether to tender Notes and, if so, the principal amount of Notes to tender.

Thomson Reuters Announces Conditional Cash Tender Offer for Approximately US$650 Million of Debt Securities

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the company’s current expectations regarding the timing for closing of the Financial & Risk transaction (which remains subject to customary closing conditions), the expected use of proceeds of the Financial & Risk transaction and the timing, size and other terms of the Tender Offer. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the Tender Offer or a transaction involving all or part of the Financial & Risk business will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Head of Communications +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com